UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Resource Securities LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence S. Block, 212-705-5090
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, middle name)

4350 Congress Street, Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

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OATH OR AFFIRMATION

I, Lawrence S. Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Compliance Officer

Title

Notary Public

MARK LANDE
NOTARY PUBLIC, STATE OF NEW YORK
No. 02LA6161968
Qualified in Kings County
My Commission Expires 02/26/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Resource Securities LLC

(SEC I.D. No. 8-66669)

Report of Independent Registered Public Accounting Firm

and

Statement of Financial Condition

December 31, 2019

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resource Securities LLC
Philadelphia, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Resource Securities LLC (the "Company"), as of December 31, 2019 and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2017.

Asheville, North Carolina
February 28, 2020

3

RESOURCE SECURITIES LLC

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2019

ASSETS

Cash	$ 1,779,147
Commissions and fee receivables from affiliate-sponsored programs,	2,685
Prepaid expenses	150,974
Receivables from affiliates	29,315
Receivables and other assets	33,129
Total assets	$ 1,995,250

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued compensation and related payables	$ 615,273
Payables to broker dealers	21,500
Payables to affiliates and affiliate sponsored programs	127,156
Accounts payable, accrued liabilities and other liabilities	56,182
Total liabilities	820,111
Member's equity	1,175,139
Total liabilities and member's equity	$ 1,995,250

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 – Organization and Description of the Company

Resource Securities LLC ("Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RAI Ventures LLC (formerly RAI Ventures, Inc.) ("Parent") is the Company's sole member. The Parent's sole member is Resource America, Inc. ("RAI"), which is a wholly-owned subsidiary of C-III Capital Partners LLC ("C-III"), a privately held commercial real estate services and investment management company. The Company has offices in New York, NY and Philadelphia, PA.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), public and private limited partnerships and real estate investment trusts ("REITs"), and closed-end funds operating as interval funds registered under the Investment Company Act of 1940, as amended, that are sponsored by affiliates who are subsidiaries of RAI and C-III. These affiliates, which include Resource Real Estate, LLC ("RRE") and Resource Alternative Advisor, LLC ("RAA"), also serve as general partners, advisors, and/or managers of these programs. During the year ended December 31, 2019 ("2019"), the Company served as a dealer manager and underwriter for one public (non-traded) REIT on behalf of RRE ("REIT-III") and served as a dealer manager for two closed-end interval funds ("Interval Fund-RAA" and "Interval Fund-RRE"; collectively referred to as the "Interval Funds") and one private placement on behalf of C-III (the "C-III Fund"). The primary public offering for REIT-III was terminated effective October 31, 2019.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the U.S. Securities and Exchange Commission (the "SEC"). All other accounting literature not included in the ASC is considered non-authoritative.

Basis of Presentation

Management believes that it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

Financing Receivables

The Company's financing receivables consist of commissions and fee receivables from the Interval Funds.

NOTES TO STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2019

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions which are not fully insured. At December 31, 2019, the Company had total deposits of $1,787,617, of which $1,537,617 was in excess of amounts insured by the Federal Deposit Insurance Corporation. No losses have been experienced on these investments.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and with four affiliate sponsored investment programs. The Company is party to an expense sharing agreement with various affiliated entities.

	Commissions, and Fees Receivables	Receivable (Payables) – Affiliates
Affiliates:		
RRE	$ –	$ 29,315
RAI	–	(122,790)
C-III	–	(4,243)
	$ –	$ (97,718)
Affiliate sponsored programs:		
Interval fund- RRE	2,685	(123)
	$ 2,685	$ (123)

Note 4 – Certain Relationships and Related Party Transactions – (Continued)

Resource Real Estate, LLC and subsidiaries ("RRE"): RRE, a wholly owned subsidiary of RAI, is the parent company of certain subsidiaries that serve as managers or advisors of two sponsored investment programs that are operating in their offering stages. During 2019, the Company served as underwriter and dealer manager for one REIT offering and served as dealer manager of Interval Fund- RE. The REIT's primary offering was terminated effective October 31, 2019. At December 31, 2019, a dealer manager fee receivable was due to the Company from the Interval Fund-RE. Additionally, at December 31, 2019, the Company has a receivable from RRE for certain allocated expenses.

RAI: At December 31, 2019, the Company's payable to RAI relating to shared expenses is net of payments totaling $2,190,884 during 2019. The payable includes amounts charged by C-III to RAI related to the Company and paid by RAI on the Company's behalf. During 2019, the Company received total cash contributions of $8,025,000 of additional capital from its Parent funded by RAI.

RAA: RAA is the advisor Interval fund- RAA, for which the Company serves as the dealer manager. At December 31, 2019, there was no dealer manager fee receivable that was due to the Company from the Interval Fund-RAI.

C-III: During 2019, the Company served as a dealer manager for one private placement program, a limited partnership ("C-III Fund") that was in its offering stage and is sponsored and managed by an affiliated subsidiary of C-III. Additionally, at December 31, 2019, the Company had a payable due to C-III allocated expenses

Note 5 – Income Taxes

The Company is treated as a disregarded entity in RAI's consolidated federal tax return for the year ended December 31, 2019, as well as the combined tax returns for multiple state filings and one city filing.

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company was previously a "C" corporation until its conversion to an LLC on August 1, 2017. RAI's returns are subject to examination by the IRS, state and local tax authorities for the years ended December 31, 2016 and 2017. The Company's returns are subject to examination by state and local tax authorities for the years ended December 31, 2016 and for the seven month period ending July 31, 2017.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The following table summarizes the Company's compliance with the net capital requirements at December 31, 2019.

Net capital	$ 958,579
Net capital requirement	$ 54,674
Excess net capital	$ 903,905
Percentage of aggregate indebtedness to net capital	85.55%

Note 8 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2020 and determined that no other events have occurred which would require an adjustment or additional disclosure in the Company's statement of financial position and notes thereto.